April 22, 2002

BY EDGAR

Ms. Kara Sandler, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:  TurnWorks Acquisition III, Inc.
                       Registration Statement on Form S-4, File No. 333-82792

Dear Ms. Sandler:

         I am writing to request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), the withdrawal of the above-referenced Registration Statement, including all amendments and exhibits thereto, on the grounds that, on April 18, 2002, Hawaiian Airlines, Inc. terminated the Agreement and Plan of Merger dated December 19, 2001 among TurnWorks, Inc., TurnWorks Acquisition III, Inc., Hawaiian Airlines, Inc. and Aloha Airgroup, Inc. The registrants have not offered any securities covered by the Registration Statement.

                                         Very truly yours,


                                         /s/ Gregory D. Brenneman

                                         Gregory D. Brenneman
                                         President
                                         TurnWorks Acquisition III, Inc.
                                         TurnWorks Acquisition III Sub A, Inc.
                                         TurnWorks Acquisition III Sub B, Inc.
                                         TurnWorks Acquisition III Sub C, LLC
                                         TurnWorks Acquisition III Sub D, LLC




cc:   Michael L. Ryan
      Ethan A. Klingsberg
      Cleary, Gottlieb, Steen & Hamilton

      Judith R. Thoyer
      Paul, Weiss, Rifkind, Wharton & Garrison

      Brice T. Voran
      Shearman & Sterling

      David J. Reber
      Goodsill Anderson Quinn & Stifel